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                             May 4, 2022

       Julian Singer
       Managing Member
       JDS1, LLC
       2200 Fletcher Avenue
       Suite 501
       Fort Lee, NJ 07024

                                                        Re: CATALYST
BIOSCIENCES, INC.
                                                            PREC14A filed April
28, 2022
                                                            Filed by JDS1, LLC
et al.
                                                            SEC File No.
0-51173

       Dear Mr. Singer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used here have the same meaning as in your proxy statement.

       PREC14A filed April 28, 2022

       Cover Page

   1.                                                   Please update the cover
page and disclosure throughout the proxy statement,
                                                        where applicable, to
reflect the developments concerning the date of the shareholders meeting and the record
date for that meeting that are described in Amendment 11 to the the Schedule 13D filed
by the participants on May 2, 2022.
   2. On the first page of the proxy statement, state the approximate date on which the proxy statement and form of
proxy are being delivered to shareholders. See Item 1(b) of
                                                        Schedule 14A.
 Julian Singer
JDS1, LLC
May 4, 2022
Page 2
Reasons for the Solicitation, page 19

3. Describe in detail the participants' plans for the Company if your three nominees are elected to the Board. Please be as specific as possible about the actions they will take or for which they will advocate.
Proposal No. 1 - Election of Directors , page 26

4. In providing information about each nominee's employment for the last five years, clarify how long Ms. Shelly C. Lombard has been employed as a consultant at Shelly Lombard,
        LLC.
Declassification of the Board, page 37

5. Discuss all potential effects of the proposed declassification of the Board of Directors, including that it may make it easier for a dissident to gain control of the majority of Board seats in a single election.
General

6.      Please provide the disclosure required by Item 23 of Schedule 14A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-
3263.



                                                              Sincerely,
FirstName LastNameJulian Singer
                                                              Division of
Corporation Finance
Comapany NameJDS1, LLC
                                                              Office of Mergers
& Acquisitions
May 4, 2022 Page 2
cc:       Keith Gottfried, Esq.
FirstName LastName